Gregory W. Walker, RM SME
Consulting Geologist
P.O. Box 17130, Reno, NV 89511

CONSENT OF QUALIFIED PERSON

British Columbia Securities Commission
Alberta Securities Commission

I, Gregory W. Walker, hereby confirm that I am the author of the NI 43-101 Technical Report entitled Caserones Copper-Molybdenum Mine Royalty - Region III, Chile" dated March 1, 2022 (the **"Technical Report"**).

I do hereby consent to any extracts from, or a summary of, the Technical Report being included in the Annual Information Form of EMX Royalty Corporation (the **"Company"**) dated March 25, 2022 (the **"Disclosure Document"**) and to the public filing of the Technical Report by the Company with the securities regulatory authority referred above.

I also certify that I have read the Disclosure Document and that, to the extent that the Disclosure Document contains or summarizes any information derived from the Technical Report, the Disclosure Document accurately represents the information contained in the Technical Report.

Dated March 28, 2022

Yours truly,

Gregory W. Walker

Gregory W. Walker, SME Registered Member
Consulting Geologist.